Exhibit 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES CLOSING OF MERGER
WITH PRIME INFRASTRUCTURE
AND IMPLEMENTATION OF NORMAL COURSE ISSUER BID

December 8, 2010 – Brookfield Infrastructure Partners L.P. (the “Partnership” and, together with its affiliated entities, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) is pleased to announce the closing of its merger with Prime Infrastructure.

With the completion of the merger, Brookfield Infrastructure is a global company that owns and operates high quality utilities, transport and energy and timber assets on five continents with a current market capitalization in excess of $3 billion.

Pursuant to the merger, approximately 49.8 million limited partnership units (“Units”) of the Partnership have been issued to former security holders of Prime Infrastructure.  In addition, approximately 0.9 million redeemable partnership units (which are exchangeable for Units on a one-for-one basis) have been issued to an affiliate of Brookfield Asset Management Inc. (together with its related entities, “Brookfield”) in connection with the funding of facilities put in place to pay cash to holders of smaller numbers of Prime Securities who elected to receive cash in lieu of Units and holders in jurisdictions where the issuance of Units would be illegal or impractical, in accordance with the terms of the merger agreement.  Following these transactions, there are approximately 156.4 million Units outstanding (on a fully-exchanged basis) and Brookfield has an approximate 30% interest in Brookfield Infrastructure.

BNY Mellon Shareowner Services (“BNY Mellon”), the Partnership's transfer agent, has mailed a DRS Distribution Statement to all holders of Prime securities entitled to receive Units.  This statement contains the number of Units that have been issued to the former holder of Prime securities as well as all of the necessary information that a former holder of Prime securities will need to trade or transfer his or her Units.  Former holders of Prime securities may contact BNY Mellon regarding their Units using the contact information provided in the DRS Distribution Statement.

Consistent with its prior announcements, in conjunction with the merger, Brookfield Infrastructure increased its bank line of credit to $700 million from $500 million.  This credit facility is currently undrawn. Brookfield Infrastructure also announced today that the Toronto Stock Exchange accepted a notice filed by the Partnership of its intention to commence a normal course issuer bid.

Normal Course Issuer Bid

Brookfield Infrastructure believes that at times Units may trade in a price range that does not fully reflect their value.  As a result, from time to time, acquiring Units represents an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of the Partnership authorized the Partnership to repurchase up to $25 million of Units.  Under the rules of the Toronto Stock Exchange, the Partnership may purchase an aggregate of up to 7,818,055 Units, representing 6.9% of the public float on December 7, 2010. Under the normal course issuer bid, the Partnership may purchase up to 18,312 Units on the Toronto Stock Exchange during any trading day.

At the close of business on December 7, 2010, there were approximately 156.4 million issued and outstanding Units (on a fully-exchanged basis), comprising approximately 113.0 million Units and approximately 43.4 million redeemable partnership units, which are exchangeable into Units on a one-for-one basis.

The price to be paid for the Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of Units to be purchased and the timing of such purchases will be determined by the Partnership, and all purchases will be made through the facilities of the Toronto Stock Exchange or the New York Stock Exchange. Repurchases are authorized to commence on December 10, 2010 and will terminate on December 9, 2011, or earlier should the Partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. All Units acquired by the Partnership under the normal course issuer bid will be cancelled.

* * * * *

Brookfield Infrastructure Partners L.P. (NYSE: BIP) (TSX: BIP.UN) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions to BIP holders. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure's website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward- looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believes”, “may”, “should”, “shall”, “will”, “stable”, “tend”, “seeks”, “targets” derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements about the normal course issuer bid and the price range for the Units, Brookfield Infrastructure's ability to generate stable cash flows, the future prospects of the assets that Brookfield Infrastructure operates, Brookfield Infrastructure's plans for growth through acquisitions and Brookfield Infrastructure’s annual growth in distributions. Although Brookfield Infrastructure believes that the anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this press release include: economic and financial conditions in the countries in which Brookfield Infrastructure does business; the behaviour of financial markets, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, the availability of equity and debt financing, the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, other risks and factors detailed from time to time in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Infrastructure disclaims any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Andrew Willis SVP, Communications and Media Tel: 416-369-8236 Email: Andrew.willis@brookfield.com	Investor Relations Michael Botha SVP, Finance Tel: 416-359-7871 Email: mbotha@brookfield.com